03 AUG 11 AM 7:21

SEGA CORPORATION

SEGA®



2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan

phone: +81-3-5736-7111 facsimile: +81-3-5736-7117

File No. 82-3439

August 7, 2003

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-6
450 Fifth Street, N.W.
Washington DC 20459

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

SUPPL

Re: SEGA CORPORATION
Rule 12g-2(b) Exemption No. 82-3439

Dear Sirs:

On behalf of SEGA CORPORATION ("SEGA"), enclosed are the following documents required to be furnished to the U.S. Securities and Exchange Commission pursuant to the Rule 12g3-2(b)(1)(iii):

- Consolidated business results for three months ended June 30, 2003
- Acquisition of convertible bonds

If you have any question about the enclosed material, please contact Shoichi Yamazaki, Officer of the Company. Phone: +81-3-5736-7072

Sincerely yours,





Shoichi Yamazaki
Officer
President Office
SEGA CORPORATION

SEGA CORPORATION

Consolidated Financial Results for Three Months Ended June 30, 2003

03 AUG 11 AM 7:21

Company Name: SEGA CORPORATION
TSE Code: 7964
(URL http://www.sega.co.jp)
Address: 2-12 Haneda 1-chome, Ohta-ku, Tokyo
Further Information: Shoichi Yamazaki
Tel: +81-3-5736-7111

1. Consolidated Results for 3 months ended June 30, 2003

1) Consolidated Results

(millions of yen)

	Net Sales	Operating Income	Recurring Profit	Net Income
3 months ended June 30, 2003	42,373	2,690	2,625	1,889
Year ended March 31, 2003	197,223	9,296	7,783	3,054

(yen)

	Net Income per share	Net Income per share after full dilution
3 months ended June 30, 2003	12.19	10.99
Year ended March 31, 2003	19.73	18.71

2) Consolidated Financial Data

(millions of yen)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per share (yen)
As of June 30, 2003	222,777	89,377	40.1%	577.38
As of March 31, 2003	222,067	86,886	39.1%	560.40

(Reference) Non-consolidated business results for 3 months ended June 30, 2003

(millions of yen)

	Net Sales	Operating Income	Recurring Profit	Net Income (Loss)
3 months ended June 30, 2003	22,482	1,569	3,243	3,300
Year ended March 31, 2003	100,042	2,093	1,944	(2,536)

	Total Assets	Shareholders' Equity
As of June 30, 2003	182,628	82,508
As of March 31, 2003	180,634	78,631

2. Forecast for the Consolidated Financial Results for the year ending March 31, 2004

(millions of yen)

	Net Sales	Recurring Profit	Net Income
First half of the year ending September 30,	88,000	1,200	200
Year ending March 31, 2003	193,000	10,500	7,500

(Reference) Net income per share for the year ending March 31, 2003 is forecast to be ¥48.37 on consolidated basis

(Reference) Non-consolidated business results for the year ending March 31, 2004

(millions of yen)

	Net Sales	Recurring Profit	Net Income
First half of the year ending September 30,	43,000	250	1,400
Year ending March 31, 2003	86,000	250	2,450

(Notes)
1. Figures less than one million yen have been omitted.
2. The forecast is based on the management's assumptions regarding the economic environment and the Company's operating environment as of the date of the issuance of this information and involve various risks and uncertainties. business results may differ materially from forecasts herein.

1. Overview of the Business Results for three months ended June 30, 2003

During the term under review, the Japanese economy did not recover, due to the continued deflation. Moreover, the European and American economy weakened overall, and the Asian economy faced negative impact caused by Severe Acute Respiratory Syndrome (SARS).

Under the above business environment, SEGA and its consolidated subsidiaries did their business as a leading company in the entertainment and amusement industries. Consolidated business results for the term under review consolidated business results remained as planned. Especially, amusement machine sales and consumer business showed favorable performance.

As a result, consolidated net sales amounted to ¥42,373 million, operating income recorded ¥2,690 million, recurring profit totaled ¥2,625 million and net income amounted to ¥1,889 million.

2. Review of Operations

(Amusement Machine Sales)

In Japan, the Company released the new products, "F-Zero AX," and "Virtua Cop 3" as scheduled. In addition, there was a trend toward open of the mid-and large-scale amusement facilities in industry-wide, and the market showed demand for the Company's main products including "UFO Catcher 7," and "Star Horse 2002." Thanks to the above favorable market condition, the Company far exceeded the initial target.

In addition, the Company introduced the new business model for "Kochu-Oja Mushi-King" which was combined equipment rental system and card sales. Its card sales results also far exceeded our initial target.

Overseas business performed as planned. Especially, "Initial D 2" recorded the top sales in driving game category in Asia, though Asian market faced the severe market conditions.

(Amusement Center Operations)

During the term under review, revenue was slightly below the initial target. This was due to several factors including that we did not introduce the large products. Though the revenue was below the target, operating income remained as planed, thanks to the efforts for increasing efficiency of the facility operations.

The Company opened 7 facilities and closed 7 for the term under review, thus the

number of amusement facilities as of the end of the term was 498.

(Consumer Business)

By region, the Company released 5 SKUs and sold 1,020 thousand units in Japan, released 2 SKUs and sold 410 thousand units in North, and released 1 SKU and sold 20 thousand units in, thus released 8 SKUs and sold 1,450 thousand units in total (projection: 8 SKUs and 1,220 thousand) during the term under review.

In Japan, sports team management simulation game, "Let's make a J. LEAGUE Soccer Club 3" for PS2, racing game, "Initial D Special Stage" for PS2, and in North America, "Sonic Adventure DX" for GameCube further exceeded the initial projection for the term under review.

3. Financial Conditions

Total assets increased ¥710 million to ¥221,649 million compared with the previous fiscal year-end. Shareholders' equity increased ¥2,491 million to ¥89,377 million. As a result, shareholders' equity ratio rose to 40.1% from the previous fiscal year-end of 39.1%.

Interest-bearing debt as of the end of the term accounted to ¥95,617 million, cash and cash equivalents amounted to ¥97,957 million, then net cash defined cash and cash equivalents less interest-bearing liabilities recorded ¥2,340 million.

Following the redemption of ¥5 billion during the previous fiscal year ended March 31, 2003, the Company purchased the convertible bonds due June 2004 (issue price: ¥50 billion) worth approximately ¥20.2 billion for redemption and already holds funds for redemption of outstanding amount of ¥25 billion.

4. Information on the Business Performance Forecast

The Company expects that the future economic environment and business circumstances continue to be unpredictable. Although the Company recorded the favorable business performance for the term ended June 30, 2003, in view of the uncertainties for the future business circumstances, the Company would not change its forecast for the term ending September 30, 2003 and for the year ending March 31, 2004, announced in May 19, 2003.

SEGA CORPORATION
August 8, 2003

Consolidated Balance Sheets

SEGA CORPORATION and Consolidated Subsidiaries
As of June 30, 2003 and March 31, 2003

(millions of yen)

ASSETS	2003.6	2003.3
Current Assets:		
Cash and time deposits	¥77,742	¥101,366
Notes and accounts receivable	21,128	17,515
Inventories	10,331	8,838
Held-to-retirement convertible bonds	20,215	-
Other current assets	9,831	11,059
Less allowance for doubtful accounts	(1,280)	(1,379)
Total current assets	137,968	137,401
Property and Equipment		
Amusement machines and facilities	10,235	9,893
Building and structure	17,627	18,126
Land	9,290	9,290
Others	4,393	4,085
Total property and equipment	41,546	41,396
Intangible Fixed Assets	5,825	5,846
Investments and Advances		
Investment in securities	13,211	12,431
Fixed Leasehold deposits	16,689	17,012
Other investments	15,263	15,668
Less allowance for doubtful accounts	(8,294)	(8,406)
Total investments and advances	36,868	36,705
Deferred Charges	568	717
Total Assets	¥222,777	¥22,067

(millions of yen)

LIABILITIES	2003.6	2003.3
Current Liabilities:		
Notes and accounts payable	¥16,209	¥14,762
Short-term bank loans	2,403	1,510
Current portion of straight bonds	2,450	2,450
Current portion of convertible bonds	45,000	-
Current portion of long-term bank loans	4,934	4,939
Accrued expenses	8,777	9,981
Income taxes payable	392	1,194
Other current liabilities	5,807	7,541
Total current liabilities	58,974	42,379
Long-Term Liabilities		
Straight bonds	15,050	15,550
Convertible bonds	6,806	51,806
Long-term debt	18,974	19,005
Deferred income taxes	536	330
Accrued employees' retirement benefits	3,900	3,679
Accrued retirement benefits for directors and corporate directors	145	122
Other	1,077	1,256
Total long-term liabilities	46,491	91,750
Total Liabilities	132,465	134,129
Minority Interests in Consolidated Subsidiaries	935	1,051
Shareholders' Equity		
Common stock	127,582	127,582
Additional paid-in capital	2,171	2,171
Adjustment on revaluation of land	8,587	6,816
Accumulated deficit	(6,264)	(6,264)
Unrealized gain (loss) on investments in securities	240	(551)
Translation adjustment	(9,298)	(9,227)
Treasury stock	(33,641)	(33,641)
Total Shareholders' Equity	89,377	86,886
Total liabilities, minority interests in consolidated subsidiaries and shareholders' equity	¥222,777	¥222,067

Consolidated Statement of Operations

SEGA and Consolidated Subsidiaries

For three months ended June 30, 2003 and the year ended March 31, 2003

(millions of yen)

	2003.6	2003.3
Net Sales	¥42,373	¥197,223
Cost of Sales	30,978	144,161
Gross profit	11,395	53,062
Selling, General and Administrative Expenses	8,704	43,765
Operating income	2,690	9,296
Non-Operating Income	352	1,245
Non-Operating Expenses	417	2,758
Recurring Profit	2,625	7,783
Extraordinary Income	73	6,072
Extraordinary Loss	462	7,408
Income before income taxes and minority interests *in earnings of consolidated subsidiaries*	2,236	6,447
Income taxes		
Current	376	1,944
Deferred	65	1,395
Minority interests in Earnings of Consolidated Subsidiaries	(94)	53
Net Income for the year (term)	¥1,889	¥3,054

(Notes) 1. The above financial information was prepared using accounting principles generally accepted in Japai

2. Figures less than ¥1million have been omitted

Consolidated Statements of Retained Earnings

SEGA CORPORATION and Consolidated Subsidiaries

For three months ended June 30, 2003 and the year ended March 31, 2003

(millions of yen)

	2003.6	2003.3
(Capital Surplus)		
Captal Surplus at Beginning of the Term	¥2,171	¥124,916
Increrase in Capital Surplus		
Conversion of convertible bonds	-	1,549
Exercise of warrants	-	622
Decrease in Capital Surplus		
Decrease in capital surplus due to disposition of losses	-	124,916
Capital Surplus at End of the Term	2,171	2,171
(Retained Earnings)		
Deficit at Beginning of the Term	6,816	(118,067)
Increase in Retained Earnings		
Net Income for the Term	1,889	3,054
Increase in retained earnings due to disposition of losses	-	124,916
Decrease in Retained Earnings		
Directors' Bonus	118	101
Adjustment on revaluation of land during the period	-	3,016
Retained Earnings at End of the Term	¥8,587	¥6,816

SEGA CORPORATION
August 7, 2003

SEGA CORPORATION
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THREE MONTHS ENDED JUNE 30, 2003 AND THE YEAR ENDED MARCH 31, 2003

(millions of yen)

	Three months ended June 30	Year ended March 31
	2003	2003
INCOME STATEMENTS		
Net sales	¥222,482	¥100,042
Cost of sales	16,319	77,933
Gross profit	6,163	22,109
SG&A expenses	4,594	20,016
Operating income	1,569	2,093
Non-operating income	2,126	3,439
Non-operating expenses	452	3,588
Recurring profit	3,243	1,944
Extraordinary profit	86	4,705
Extraordinary loss	350	12,609
Income (Loss) before income taxes	2,979	(5,959)
Income taxes	(320)	(3,423)
Net income (loss) for the period	3,300	(2,536)
Loss carried forward from the previous term	(10,942)	(5,389)
Undisposed loss for the term	(¥7,641)	(¥10,942)

(millions of yen)

	Three months ended June 30	Year ended March 31
	2003	2003
BALANCE SHEETS		
ASSETS		
Current assets	¥2,262	¥113,009
Property and equipment	23,061	22,941
Intangible fixed assets	3,330	3,471
Investments and advances	40,528	40,493
Deferred assets	568	717
Total assets	182,628	180,634
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities	70,902	27,618
Long-term liabilities	29,218	74,383
Shareholders' equity	82,507	78,631
Total liabilities and shareholders' equity	¥182,628	¥180,634

Note: The above financial information was prepared using accounting principles generally accepted in Japan.

August 7, 2003
SEGA CORPORATION
Hisao Oguchi,
President and Representative Director
TSE Code: 7964
Inquire: Shoichi Yamazaki, Officer
President Office
Tel: +81-3-5736-7072

Acquisition of Convertible Bonds

SEGA CORPORATION announced today that it acquired the convertible bonds to retire. Details are as follows.

1) Name:
Zero Coupon Convertible Bonds due 2004
(Issuer: SEGA CORPORATION, Date of Maturity: June 18, 2004)

2) Term: April 1, 2003 to August 6, 2003

2) Face Amount: ¥29,530 million

End